November 15, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Adial Pharmaceuticals, Inc.
Registration Statement on Form S-1
Filed November 8, 2023 File No: 333-275397

Dear Sir or Madam:

Adial Pharmaceuticals, Inc. (the “Registrant”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-1, as amended (File No. 333-275397), be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) to become effective on Thursday, November 16, 2023, at 5:00 p.m., Eastern Time, or as soon as reasonably practicable thereafter.

The Registrant understands that the Staff of the Commission will consider this request as confirmation by the Registrant that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

The Registrant hereby authorizes Leslie Marlow and/or Hank Gracin of Blank Rome LLP to orally modify or withdraw this request for acceleration. Please contact Ms. Marlow at (516) 457-4238, or Mr. Gracin at (561) 926-7995 with any questions you may have concerning this request, and please notify either of them when this request for acceleration has been granted.

Very truly yours,

ADIAL PHARMACEUITCALS, INC.

By:	/s/ Cary Claiborne
	Name:	Cary Claiborne
	Title:	Chief Executive Officer

cc:	Leslie Marlow, Blank Rome LLP
Hank Gracin, Blank Rome LLP